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                       [LOGO] American Tower Corporation

                    FORM OF PROMISE TO GRANT STOCK OPTION(S)

           Pursuant to the Offer to Exchange dated September 24, 2001

To: Participants in the American Tower Stock Option Exchange Offer

   In exchange for your surrender of certain outstanding stock options, American Tower Corporation promises to grant to you a new stock option or options, as applicable, exercisable for shares of its Class A common stock. Under the terms of the exchange offer dated September 24, 2001, you will receive a new option to purchase two shares of Class A common stock for every three shares of Class A common stock issuable upon the exercise of a surrendered option. Each new option will vest, on a cumulative basis, in three equal portions on the first, second and third anniversaries of the grant date, subject to your continued employment with American Tower. We expect to grant the new options late in April, 2002. The exercise price of each new option will be the closing price of our Class A common stock as reported on the New York Stock Exchange on the date of grant of the new options. Each new option will be subject to the standard terms and conditions of our 1997 Stock Option Plan, as amended and restated, and applicable form of stock option agreement.

   This promise to grant stock options to you does not constitute a guarantee of employment with us for any period. Your employment with us remains "at-will" and can be terminated by either you or us at any time, with or without cause or notice. If you voluntarily terminate your employment with us, or if we terminate your employment for any reason, before the grant of the new options, you will lose all rights to receive any new options and your surrendered options will not be returned to you.

   This promise is subject to the terms and conditions of the document entitled "Offer to Exchange Outstanding Stock Options Held by Employees" dated September 24, 2001, and the election form previously completed and submitted by you, both of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and American Tower with respect to this transaction.

                                          AMERICAN TOWER CORPORATION

                                          Steven B. Dodge
                                          Chairman and Chief Executive Officer

Date: October  , 2001